SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Amendment No. 1
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Epoch Biosciences, Inc.
(Name of Issuer)

COMMON STOCK, par value $0.01
(Title of Class of Securities)

294273107
CUSIP Number

The Bay City Capital Fund I, L.P.
c/o Bay City Capital LLC
750 Battery Street
Suite 600
San Francisco, California 94111
(415) 676-3830

with a copy to:

Timothy G. Hoxie, Esq.
Heller Ehrman White & McAuliffe
333 Bush Street
San Francisco, California 94104
(415) 772-6052
(Name, address and telephone number
of person authorized to receive notices and communications)

November 4, 2002
(Date of Event which requires
filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐

(Continued on following pages)

(Page 1 of 19 Pages)

CUSIP No. 294273107	13D	Page 2 of 19 pages

1.	Names of Reporting Persons The Bay City Capital Fund I, L.P.

2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☒

3.	SEC use only

4.	Source of Funds WC

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power -0- 8. Shared Voting Power 2,880,000 shares 9. Sole Dispositive Power -0- 10. Shared Dispositive Power 2,880,000 shares

11.	Aggregate Amount Beneficially Owned By Each Reporting Person 3,632,010 shares

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 14.15%

14.	Type of Reporting Person PN

CUSIP No. 294273107	13D	Page 3 of 19 pages

1.	Names of Reporting Persons Bay City Capital LLC

2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds AF

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power -0- 8. Shared Voting Power 3,592,010 shares 9. Sole Dispositive Power -0- 10. Shared Dispositive Power 3,592,010 shares

11.	Aggregate Amount Beneficially Owned By Each Reporting Person 3,632,010 shares

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 14.15%

14.	Type of Reporting Person OO

CUSIP No. 294273107	13D	Page 4 of 19 pages

1.	Names of Reporting Persons Bay City Capital Management LLC

2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds AF

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power -0- 8. Shared Voting Power 2,880,000 shares 9. Sole Dispositive Power -0- 10. Shared Dispositive Power 2,880,000 shares

11.	Aggregate Amount Beneficially Owned By Each Reporting Person 3,632,010 shares

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 14.15%

14.	Type of Reporting Person OO

CUSIP No. 294273107	13D	Page 5 of 19 pages

1.	Names of Reporting Persons The Bay City Capital Fund III, L.P.

2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds WC

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power -0- 8. Shared Voting Power 712,010 shares 9. Sole Dispositive Power -0- 10. Shared Dispositive Power 712,010 shares

11.	Aggregate Amount Beneficially Owned By Each Reporting Person 3,632,010 shares

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 14.15%

14.	Type of Reporting Person PN

CUSIP NO. 294273107	13D	Page 6 of 19 pages

1.	Names of Reporting Persons Bay City Capital Management III LLC

2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds AF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power -0- 8. Shared Voting Power 712,010 shares 9. Sole Dispositive Power -0- 10. Shared Dispositive Power 712,010 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,632,010 shares

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 14.15%

14.	Type of Reporting Person OO

CUSIP NO. 294273107	13D	Page 7 of 19 pages

1.	Names of Reporting Persons Bay City Capital BD LLC

2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds AF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power -0- 8. Shared Voting Power 40,000 shares 9. Sole Dispositive Power -0- 10. Shared Dispositive Power 40,000 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,632,010 shares

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 14.15%

14.	Type of Reporting Person OO

CUSIP NO. 294273107	13D	Page 8 of 19 pages

INTRODUCTION

The Bay City Capital Fund I, L.P., a Delaware limited liability partnership (“BCC Fund I”), hereby files this Amendment No. 1 (the “Amendment”) to the Statement on Schedule 13D (the “Statement”) filed on January 24, 2002 on behalf of the Reporting Persons (as defined under Item 2) identified herein pursuant to the Agreement with Respect to 13D attached as Exhibit 7(1) to the Statement.

Bay City Capital Management LLC, a Delaware limited liability company (“BCC Management”), is the general partner of BCC Fund I. Bay City Capital LLC, a Delaware limited liability company (“BCC LLC”) provides investment advice to BCC Fund I.

Bay City Capital Management III LLC, a Delaware limited liability company (“BCC Management III”), is the general partner of The Bay City Capital Fund III, L.P., a Delaware limited liability partnership (“BCC Fund III”). BCC LLC provides investment advice to BCC Fund III.

On October 8, 2002, pursuant to an open market transaction, BCC Fund III acquired 188,200 shares of Common Stock of the Issuer at a price of $0.92 per share, for a total purchase price of $175,144.

On November 4, 2002, BCC Fund III purchased 457,143 shares of Common Stock in a transaction at a price of $1.00 per share, for a total purchase price of $457,143.

The shares of Common Stock held by BCC Fund I (2,880,000) together with the shares of Common Stock held by BCC Fund III (712,010 Shares), and the warrant to purchase 40,000 shares of Common Stock held by Bay City Capital BD LLC, constitute approximately 14.15% of the 25,659,776 shares of the Issuer’s Common Stock reported as outstanding as of August 9, 2002 on the Issuer’s Form 10-Q for the period ending June 30, 2002.

CUSIP NO. 294273107	13D	Page 9 of 19 pages

Item 1.     Security and Issuer.

The class of equity securities to which this Statement relates is the common stock, par value of $0.01 (the “Common Stock”), of Epoch Biosciences, Inc., a corporation incorporated under the laws of Delaware, whose principal executive offices are located at 21720 23rd Drive SE, #150, Bothell, Washington 98021.

Item 2.    Identity and Background.

This Statement is filed on behalf of BCC Fund I, BCC Management and BCC LLC, which serves as investment advisor to BCC Management pursuant to an advisory agreement. This Statement is also filed on behalf of BCC Fund III, BCC Management III and BCC BD. BCC Fund I, BCC Management, BCC LLC, BCC Fund III, BCC Management III and BCC BD are each referred to herein as a “Reporting Person” and are collectively referred to herein as the “Reporting Persons.”

a.  BCC Fund I.

The principal executive offices of BCC Fund I are located at 750 Battery Street, Suite 600, San Francisco, California 94111. BCC Fund I is a Delaware limited partnership the principal business of which is making investments in a variety of special situations, including without limitation, recapitalizations and biotechnology companies.

b.  BCC Management.

The principal executive offices of BCC Management are located at 750 Battery Street, Suite 600, San Francisco, California 94111. BCC Management is a Delaware limited liability company the principal business of which is serving as the general partner of BCC Fund I. The

CUSIP NO. 294273107	13D	Page 10 of 19 pages

members of BCC Management are two limited liability companies, The Craves Group LLC, a Delaware limited liability company, and BCC Amalgamated, LLC, a Delaware limited liability company. Each member has a 50% membership interest in BCC Management. The names, business addresses, principal occupations and citizenship of the managing directors and managers of BCC Management are set forth on Schedule 1 hereto.

c.   BCC LLC.

The principal executive offices of BCC LLC are located at 750 Battery Street, Suite 600, San Francisco, California 94111. The principal business of BCC LLC is to provide consulting and other investment banking services to life sciences companies. BCC LLC is a Delaware limited liability company. The members of BCC LLC and their current interests in BCC LLC are as follows: BCC Amalgamated, L.L.C., a Delaware limited liability company (“BCCA”) (45%); Frederick B. Craves (15%); John Diekman (6% interest, with a 3% buyout interest disappearing after January 1, 2006); Roger Salquist (15% buyout interest, disappearing after 01/01/2005); Sanford Zweifach (4%); Carl Goldfischer (4%); and Lori Robson (1%). The remaining 10% of BCC LLC’s interests, which have been redeemed from John Diekman and Andrew Schwab ( a former member), are subject to pro rata distribution among BCCA, Frederick B. Craves, Sanford Zweifach, Carl Goldfischer, Lori Robson and their affiliates. The names, business addresses, principal occupations and citizenship of the managing directors and managers of BCC LLC are set forth on Schedule 2 hereto.

d.   BCC Fund III.

The principal executive offices of BCC Fund III are located at 750 Battery Street, Suite 600, San Francisco, California 94111. BCC Fund III is a Delaware limited partnership the

CUSIP NO. 294273107	13D	Page 11 of 19 pages

principal business of which is making investments in a variety of special situations, including, without limitation, recapitalizations and biotechnology companies.

e.  BCC Management III.

The principal executive offices of BCC Management III are located at 750 Battery Street, Suite 600, San Francisco, California 94111. BCC Management III is a Delaware limited liability company the principal business of which is serving as the general partner of BCC Fund III. The manager of BCC Management III is BCC LLC. The names, business addresses, principal occupations and citizenship of the managing directors and managers of BCC Management III are set forth on Schedule 3 hereto.

f.  BCC BD.

The principal executive offices of BCC BD are located at 750 Battery Street, Suite 600, San Francisco, California 94111. BCC BD is a Delaware limited liability company the principal business of which is performing investment services with a particular focus on businesses operating in the life sciences industry and ancillary businesses.

During the last five years none of the Reporting Persons, nor any of their individual managers or executive officers, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor have any of such persons been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

CUSIP NO. 294273107	13D	Page 12 of 19 pages

Item 3.    Source and Amount of Funds or Other Consideration.

On October 8, 2002, BCC Fund III acquired 188,200 Shares of the Issuer’s Common Stock in an open market transaction. BCC Fund III paid a cash purchase price of $175,144. The funds used by BCC Fund III to pay the cash purchase price were capital contributions made by its partners pursuant to pre-existing capital commitments.

On November 4, 2002, BCC Fund III acquired 457,143 Shares of the Issuer’s Common Stock in a private transaction. BCC Fund III paid a cash purchase price of $457,143. The funds used by BCC Fund III to pay the cash purchase price were capital contributions made by its partners pursuant to pre-existing capital commitments.

Item 4.    Purpose of Transaction.

The purpose of the transactions was to acquire for cash Common Stock of the Issuer. None of the Reporting Persons has any present plans or proposals which would result in any of the actions enumerated in clauses (a) though (j) of Item 4 of Schedule 13D.

Dr. Frederick B. Craves, the Chairman of BCC LLC and one of the managers of each of BCC LLC, BCC Management and BCC Management III, is the Chairman of the Issuer’s Board of Directors. Mr. Sanford Zweifach, Chief Financial Officer and Managing Director of BCC LLC, is a member of the Board of Directors of the Issuer. Dr. Craves is a member of BCC BD and Mr. Zweifach is a manager and member of BCC BD and is also the president.

Each of the Reporting Persons presently intends to hold the shares it acquired for investment purposes. Each of the Reporting Persons reserves the right to either acquire additional shares or sell, in any lawful manner, any or all of such shares at any time.

CUSIP NO. 294273107	13D	Page 13 of 19 Pages

Item 5.    Interest in Securities of the Issuer.

(a) and (b)

The aggregate number of Shares and percentage of Common Stock of the Issuer (based upon the representation of the Issuer in the 10-Q for the period ended June 30, 2002 that it had 25,659,776 shares of Common Stock outstanding as of August 9, 2002) beneficially owned by each person named in Item 2, as well as the number of Shares of Common Stock as to which such person is deemed to have sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or direct the disposition is as set forth below.

Reporting Person	No. of Shares Beneficially Owned	Percentage of Class	Power to Vote		Power to Dispose
			Shared	Sole	Shared	Sole
BCC Fund I	2,880,000	11.22%	2,880,000		2,880,000
BCC LLC	3,592,010	13.99%	3,592,010		3,592,010
BCC Management	2,880,000	11.22%	2,880,000		2,880,000
BCC Fund III	712,010	2.78%	712,010		712,010
BCC Management III	712,010	2.78%	712,010		712,010
BCC BD	40,000	0.16%	40,000		40,000

The information required by Item 5 with respect to persons with whom voting or dispositive power is shared is set forth in Item 2.

The Reporting Persons note that Dr. Frederick B. Craves, the Chairman of BCC LLC and one of the managers of each of BCC LLC, BCC Management and BCC Management III, is the

CUSIP NO. 294273107	13D	Page 14 of 19 Pages

Chairman of the Issuer’s Board of Directors. Mr. Sanford Zweifach, Chief Financial Officer and Managing Director of BCC LLC, is a member of the Board of Directors of the Issuer. It is further noted that Dr. Craves is a member of BCC BD and Mr. Zweifach is a manager and member of BCC BD.

(c)  To the best knowledge of the Reporting Persons, no person described in paragraph (a) of this Item 5 has effected any transaction in the Common Stock of the Issuer during the past 60 days other than as provided for in the agreements described in the Introduction and under Items 3 and 4 above.

(d)  To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of the Issuer.

(e)  Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

(a)  Stock Purchase Agreement.

The Reporting Parties acquired securities of the issuer pursuant to the Stock Purchase Agreement described and/or referred to in the Introduction and Item 3 of the Statement and attached as Exhibit 7(2) of the Statement. It provides for the issuance and sale to BCC Fund I of 2,880,000 Shares. Pursuant to the Purchase Agreement, 400,000 Shares were purchased at $2.50 per Share for $1,000,000 cash. The Purchase Agreement also provided for the cancellation of a $3,000,000 Note, by application of the balance due thereunder to (a) the purchase of an

CUSIP NO. 294273107	13D	Page 15 of 19 Pages

additional 480,000 Shares at $2.50 per Share, and (b) the full exercise of a Warrant to purchase 2,000,000 Shares at $0.90 per share.

The description of the Purchase Agreement contained in the Statement is qualified in its entirety by the complete text of the document, a copy of which is attached to the Statement as Exhibit 7(2).

(b)  Letter Agreement between the Issuer and BCC BD.

The Letter Agreement between the Issuer and BCC BD is described and/or referred to in the Introduction and Item 3 of the Statement is attached as Exhibit 7(2) to the Statement. It provides for the issuance to BCC BD of a warrant to purchase 40,000 Shares at a purchase price of $10.19 per share, as consideration for advisory services provided by BCC BD to the Issuer. The description of the Letter Agreement contained in the Statement is qualified in its entirety by the complete text of the document, a copy of which is attached as Exhibit 7(3) to the Statement.

(c)  Agreement with Respect to Schedule 13D.

The Reporting Persons have executed an Agreement with Respect to Schedule 13D, a copy of which is attached to the Statement as Exhibit 7(1). However, beyond the Agreement with Respect to Schedule 13D, the Reporting Persons are not party to any consent, agreement, understanding or relationship with regard to the Issuer or its securities, and they reserve the right to act independently with respect to their investment in the Issuer.

Item 7.    Material to be Filed as Exhibits.

None.

CUSIP NO. 294273107	13D	Page 16 of 19 Pages

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

THE BAY CITY CAPITAL FUND I, L.P.

By:	Its General Partner Bay City Capital Management LLC

By:	/s/ FREDERICK B. CRAVES
Frederick B. Craves Manager
Dated: November 4, 2002

CUSIP NO. 294273107	13D	Page 17 of 19 pages

Schedule 1 to Schedule 13D

Bay City Capital Management LLC
Managers and Executive Officers

Name and Business Address(1)	Title	Present Principal Occupation or Employment
Frederick B. Craves Bay City Capital Management LLC 750 Battery Street, Suite 600 San Francisco, CA 94111	Manager	Chairman, Manager and Managing Director of Bay City Capital LLC and Manager of Bay City Capital Management LLC

John D. Diekman Bay City Capital Management LLC 750 Battery Street, Suite 600 San Francisco, CA 94111	Manager	Manager of Bay City Capital LLC

Thomas J. Pritzker 200 West Madison Street 38th Floor Chicago, Ill. 60606	Manager	Chairman and Chief Executive Officer of Hyatt Corporation, a diversified company primarily engaged in real estate and hotel management activities.

Nicholas J. Pritzker 200 West Madison Street 38th Floor Chicago, Ill. 60606	Manager	Chairman of the Board and President of Hyatt Development Corporation, a diversified company primarily engaged in real estate and hotel management activities.

(1)	Each of Messrs. Craves, Diekman, Thomas J. Pritzker and Nicholas J. Pritzker are United States citizens.

CUSIP NO. 294273107	13D	Page 18 of 19 pages

Schedule 2 to Schedule 13D

Bay City Capital LLC
Managers and Executive Officers

Name and Business Address(1)	Title	Present Principal Occupation or Employment
Frederick B. Craves Bay City Capital LLC 750 Battery Street, Suite 600 San Francisco, CA 94111	Chairman, Manager	Chairman, Manager and Managing Director of Bay City Capital LLC

John D. Diekman Bay City Capital LLC 750 Battery Street, Suite 600 San Francisco, CA 94111	Manager	Manager of Bay City Capital LLC

Carl Goldfischer Bay City Capital LLC 750 Battery Street, Suite 600 San Francisco, CA 94111	Manager and Managing Director	Manager and Managing Director of Bay City Capital LLC

Sanford S. Zweifach Bay City Capital LLC 750 Battery Street, Suite 600 San Francisco, CA 94111	Managing Director and Chief Financial Officer (CFO)	CFO and Managing Director of Bay City Capital LLC

Thomas J. Pritzker 200 West Madison Street 38th Floor Chicago, Ill. 60606	Manager	Chairman and Chief Executive Officer of Hyatt Corporation, a diversified company primarily engaged in real estate and hotel management activities.

Nicholas J. Pritzker 200 West Madison Street 38th Floor Chicago, Ill. 60606	Manager	Chairman of the Board and President of Hyatt Development Corporation, a diversified company primarily engaged in real estate and hotel management activities.

(1)	Each of Messrs. Craves, Diekman, Zweifach, Goldfischer, Thomas J. Pritzker and Nicholas J. Pritzker are United States citizens.

CUSIP NO. 294273107	13D	Page 19 of 19 pages

Schedule 3 to Schedule 13D

Bay City Capital Management III LLC
(Bay City Capital LLC, Manager)
Managers and Executive Officers

Name and Business Address(1)	Title	Present Principal Occupation or Employment
Frederick B. Craves Bay City Capital Management III LLC 750 Battery Street, Suite 600 San Francisco, CA 94111	Chairman, Manager	Chairman, Manager and Managing Director of Bay City Capital LLC

John D. Diekman Bay City Capital Management III LLC 750 Battery Street, Suite 600 San Francisco, CA 94111	Manager	Manager of Bay City Capital LLC

Carl Goldfischer Bay City Capital Management III LLC 750 Battery Street, Suite 600 San Francisco, CA 94111	Manager and Managing Director	Manager and Managing Director of Bay City Capital LLC

Sanford S. Zweifach Bay City Capital Management III LLC 750 Battery Street, Suite 600 San Francisco, CA 94111	Managing Director and Chief Financial Officer (CFO)	CFO and Managing Director of Bay City Capital LLC

Thomas J. Pritzker 200 West Madison Street 38th Floor Chicago, Ill. 60606	Manager	Chairman and Chief Executive Officer of Hyatt Corporation, a diversified company primarily engaged in real estate and hotel management activities.

Nicholas J. Pritzker 200 West Madison Street 38th Floor Chicago, Ill. 60606	Manager	Chairman of the Board and President of Hyatt Development Corporation, a diversified company primarily engaged in real estate and hotel management activities.

(1)	Each of Messrs. Craves, Diekman, Zweifach, Goldfischer, Thomas J. Pritzker and Nicholas J. Pritzker are United States citizens.